UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

Charah Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

15957P105

(CUSIP Number)

April 19, 2023

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Roger Klein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 131,123
	6	SHARED VOTING POWER 263,342*
	7	SOLE DISPOSITIVE POWER 131,123
	8	SHARED DISPOSITIVE POWER 263,342*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 394,465*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.59%**
12	TYPE OF REPORTING PERSON IN

*

Represents 9,197 shares of Common Stock of Charah Solutions, Inc. (the “Issuer”), par value $0.01 per share (the “Common Stock”) owned by the HCK Grandchildren 2022 Two-Year GRAT (the “GRAT”), of which Mr. Roger Klein is trustee, 55,700 shares of Common Stock of the Issuer owned by Mr. Herbert Klein in his individual capacity, over which Mr. Roger Klein has power of attorney, 131,123 shares of Common Stock of the Issuer owned by Mr. Roger Klein in his individual capacity and 198,445 shares of Common Stock of the Issuer owned by the Krieger Charitable Trust (the “Charitable Trust”), of which Mr. Roger Klein is trustee.

**

The aggregate percentage of Common Stock reported herein is based upon 3,402,624 shares of Common Stock outstanding as of May 15, 2023, as reported in the Issuer’s report on Form 10-K for the fiscal year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 31, 2023.

1	NAMES OF REPORTING PERSONS HCK Grandchildren 2022 Two-Year GRAT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,197
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,197

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,197
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.27%*
12	TYPE OF REPORTING PERSON OO (grantor retained annuity trust)

*

The aggregate percentage of Common Stock reported herein is based upon 3,402,624 shares of Common Stock outstanding as of May 15, 2023, as reported in the Issuer’s report on Form 10-K for the fiscal year ended December 31, 2022 filed with the Commission on May 31, 2023.

1	NAMES OF REPORTING PERSONS Herbert Klein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 55,700
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 55,700

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,700
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.64%*
12	TYPE OF REPORTING PERSON IN

*

The aggregate percentage of Common Stock reported herein is based upon 3,402,624 shares of Common Stock outstanding as of May 15, 2023, as reported in the Issuer’s report on Form 10-K for the fiscal year ended December 31, 2022 filed with the Commission on May 31, 2023.

1	NAMES OF REPORTING PERSONS Krieger Charitable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 198,445
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 198,445

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 198,445
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.83%*
12	TYPE OF REPORTING PERSON OO (charitable trust)

*

The aggregate percentage of Common Stock reported herein is based upon 3,402,624 shares of Common Stock outstanding as of May 15, 2023, as reported in the Issuer’s report on Form 10-K for the fiscal year ended December 31, 2022 filed with the Commission on May 31, 2023.

Item 1.

(a)

This Schedule 13G relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Charah Solutions, Inc., a Delaware corporation (the “Issuer”), which may be deemed to be beneficially owned by the Reporting Persons (defined below) by virtue of their direct and indirect beneficial ownership of shares of the Issuer’s Common Stock.

(b)	The Issuer’s principal executive offices are located at 12601 Plantside Drive, Louisville, Kentucky 40299.

Item 2.

(a)

This statement is being filed jointly on behalf of the HCK Grandchildren 2022 Two-Year GRAT, a grantor retained annuity trust governed under the laws of the Commonwealth of Massachusetts (the “GRAT”), the Krieger Charitable Trust, a charitable trust governed under the laws of the State of New Jersey (the “Charitable Trust” and, together with the GRAT, the “Trusts”), Roger Klein, a United States citizen (“Mr. R. Klein”) and Herbert Klein, a United States citizen (“Mr. H. Klein” and, together with the Trusts and Mr. R. Klein, the “Reporting Persons”). The Reporting Persons may be deemed to be members of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The filing of this Schedule 13G, however, should not be deemed an admission that the Reporting Persons comprise a group for purposes of Section 13(d)(3).

(b)	Each Reporting Person’s business address is provided below:

(i)	GRAT: c/o Nutter, McClennen & Fish, LLP, 155 Seaport Boulevard, Boston, Massachusetts 02210

(ii)	Charitable Trust: c/o Walter & Shuffain, P.C., One International Place, Suite 1010, Boston, Massachusetts 02110

(iii)	Herbert Klein: c/o Nutter, McClennen & Fish, LLP, 155 Seaport Boulevard, Boston, Massachusetts 02210

(iv)	Roger Klein: c/o Nutter, McClennen & Fish, LLP, 155 Seaport Boulevard, Boston, Massachusetts 02210

(c)

GRAT. The GRAT is a grantor retained annuity trust governed under the laws of the Commonwealth of Massachusetts. The GRAT has no principal business other than aiding Mr. R. Klein’s estate planning and asset management needs. Mr. R. Klein is the sole trustee of the GRAT and has sole dispositive and voting power.

Charitable Trust. The Charitable Trust is a charitable trust governed under the laws of the State of New Jersey. The Charitable Trust has no principal business other than aiding Mr. R. Klein’s estate planning and asset management needs. Mr. R. Klein is the sole trustee of the Charitable Trust and has sole dispositive and voting power.

Roger Klein. Mr. R. Klein is the sole trustee of each of the Trusts and has a power of attorney with respect to shares held by Mr. H. Klein in his individual capacity, and sole dispositive and voting power over shares held by him in his individual capacity. Mr. R. Klein’s is principal occupation is business affairs.

Herbert Klein. Mr. H. Klein has shared dispositive and voting power with respect to shares held by him under that certain Roth Individual Retirement Account for Mr. H. Klein. Mr. H. Klein is retired and no longer maintains a principal occupation.

(d)

The title of the class of securities with respect to the Issuer is Common Stock.

(e)

The CUSIP number related to the Common Stock is 15957P105.

Item 3.

If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

GRAT

(a)	Amount beneficially owned:	9,197

(b)	Percent of class:	0.27%*

(c)	Number of shares as to which the person has:**

(i)	Sole power to vote or to direct the vote:	0

(ii)	Shared power to vote or to direct the vote:	9,197

(iii)	Sole power to dispose or to direct the disposition of:	0

(iv)	Shared power to dispose or to direct the disposition of:	9,197

*

The number reported for “Percent of class” is based upon 3,402,624 shares of Common Stock outstanding as of May 15, 2023, as reported in the Issuer’s report on Form 10-K for the fiscal year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 31, 2023.

**	Shares over which the GRAT has shared voting and dispositive power consist solely of shares held by the GRAT, of which Mr. R. Klein is the sole trustee.

Charitable Trust

(a)	Amount beneficially owned:	198,445

(b)	Percent of class:	5.83%*

(c)	Number of shares as to which the person has:**

(i)	Sole power to vote or to direct the vote:	0

(ii)	Shared power to vote or to direct the vote:	198,445

(iii)	Sole power to dispose or to direct the disposition of:	0

(iv)	Shared power to dispose or to direct the disposition of:	198,445

*

The number reported for “Percent of class” is based upon 3,402,624 shares of Common Stock outstanding as of May 15, 2023, as reported in the Issuer’s report on Form 10-K for the fiscal year ended December 31, 2022 filed with the Commission on May 31, 2023.

**	Shares over which the Charitable Trust has shared voting and dispositive power consist solely of shares held by the Charitable Trust, of which Mr. R. Klein is the sole trustee.

Herbert Klein

(a)	Amount beneficially owned:	55,700

(b)	Percent of class:	1.64%*

(c)	Number of shares as to which the person has:**

(i)	Sole power to vote or to direct the vote:	0

(ii)	Shared power to vote or to direct the vote:	55,700

(iii)	Sole power to dispose or to direct the disposition of:	0

(iv)	Shared power to dispose or to direct the disposition of:	55,700

* The number reported for “Percent of class” is based upon 3,402,624 shares of Common Stock outstanding as of May 15, 2023, as reported in the Issuer’s report on Form 10-K for the fiscal year ended December 31, 2022 filed with the Commission on May 31, 2023.

** Shares over which Mr. H. Klein has shared voting and dispositive power consist solely of shares held by Mr. H. Klein in his individual capacity, over which Mr. R. Klein has a power of attorney.

Roger Klein

(a)	Amount beneficially owned:	394,465

(b)	Percent of class:	11.59%*

(c)	Number of shares as to which the person has:**

(i)	Sole power to vote or to direct the vote:	131,123

(ii)	Shared power to vote or to direct the vote:	263,342

(iii)	Sole power to dispose or to direct the disposition of:	131,123

(iv)	Shared power to dispose or to direct the disposition of:	263,342

*

The number reported for “Percent of class” is based upon 3,402,624 shares of Common Stock outstanding as of May 15, 2023, as reported in the Issuer’s report on Form 10-K for the fiscal year ended December 31, 2022 filed with the Commission on May 31, 2023.

**

Shares over which Mr. R. Klein has sole voting and dispositive power consist solely of shares held by Mr. R. Klein in his individual capacity. Shares over which Mr. R. Klein has shared voting and dispositive power consist solely of shares held by Mr. H. Klein in his individual capacity, over which Mr. R. Klein has a power of attorney, and shares held by the Trusts, of which Mr. R. Klein is the sole trustee.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit “1” attached. The joint filing of this Schedule 13G, however, should not be deemed an admission that the Reporting Persons comprise a group for purposes of Section 13(d)(3).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2023

HCK GRANDCHILDREN 2022 TWO-YEAR GRAT

/s/ Roger Klein
Name: Roger Klein
Title: Trustee

KRIEGER CHARITABLE TRUST

/s/ Roger Klein
Name: Roger Klein
Title: Trustee

/s/ Roger Klein
Roger Klein, Individually

/s/ Roger Klein, by power of attorney
Herbert Klein, Individually